

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2019

Jeffrey Binder
Chief Executive Officer
CLS Holdings USA, Inc.
11767 South Dixie Highway, Suite 115
Miami, Florida 33156

      Re: CLS Holdings USA, Inc.
          Registration Statement on Form S-1
          Filed July 3, 2019
          File No. 333-232553

Dear Mr. Binder:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Katherine Bagley at (202) 551-2545 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Consumer Products

cc: Kathleen L. Deutsch